Free Writing Prospectus (To the Prospectus dated February 10, 2009, the Prospectus Supplement dated March 1, 2010)	Filed Pursuant to Rule 433 Registration No. 333-145845 April 30, 2010

$[—] 100% Principal Protected Notes due May 31, 2016 Linked to the Performance of the Financial Select Sector SPDR Fund Global Medium-Term Notes, Series A, No. E-5122

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA-/Aa3‡)

Initial Valuation Date:	May 25, 2010

Issue Date:	May 28, 2010

Final Valuation Date:	May 25, 2016*

Maturity Date:	May 31, 2016** (resulting in a term to maturity of approximately 6 years)

Denominations:	Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Interest:	We will not pay you interest during the term of the Notes.

Principal Protection:	100%

Participation Rate:	100%

Reference Asset:	The Financial Select Sector SPDR Fund (the “ETF”) (Bloomberg ticker symbol “XLF UP <Equity>”)

Maximum Return:	42%-48%*** *** Actual maximum return will be determined on initial valuation date and will not be less than 42%.

Initial Price:	[—], the closing price of the Reference Asset on the initial valuation date.

Final Price:	The closing price of the Reference Asset on the final valuation date.

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•        if the Reference Asset Return is greater than 0%, you will receive (a) the principal amount of your Notes plus (b) the principal amount of your Notes multiplied by the product of (i) the Reference Asset Return and (ii) the Participation Rate, subject to the Maximum Return:

$1,000 + [$1,000 × Reference Asset Return × Participation Rate]

•        if the Reference Asset Return is less than or equal to 0%, you will receive the principal amount of your Notes.

Your principal is only protected if you hold the Notes to maturity.

Reference Asset Return:	The performance of the Reference Asset from the initial price to the final price, calculated as follows: Final Price – Initial Price Initial Price

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	06740LQH1 and US06740LQH14

‡	The Notes are not rated by Standard & Poor’s Ratings Services (“S&P”) or Moody’s Investors Service (“Moody’s”) as a result of certain policy changes by these organizations. As announced in December 2009, S&P no longer rates obligations, such as the Notes, with variable principal payments linked to commodity prices, equity prices or indices linked to either commodity or equity prices. However, the other senior unsecured debt securities of a maturity of more than one year of Barclays Bank PLC unaffected by this policy change are rated AA- by S&P. In addition, as announced in June 2009, Moody’s no longer issues public ratings of notes, such as the Notes, for which repayment of principal is dependent on the occurrence of a non-credit event. However, the other senior unsecured debt securities of Barclays Bank PLC unaffected by this policy change are rated Aa3 by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡‡	Proceeds to Barclays Bank PLC
Per Note	100%	5%	95%
Total	$	$	$

‡‡	Barclays Capital Inc. will receive commissions from the Issuer equal to 5% of the principal amount of the notes, or $50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated March 1, 2010, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated March 1, 2010 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated March 1, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510043357/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Program Credit Rating

The Notes are issued under the Global Medium-Term Notes Program, Series A (the “Program”). The Program is rated AA- by Standard & Poor’s Rating Services (“S&P”), and the Notes are expected to carry the same S&P rating as the Program rating. An AA- rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). The Global Medium-Term Notes Program, Series A, is also rated Aa3 by Moody’s Investor Services, Inc. (“Moody’s”); however, because we have not sought a rating from Moody’s for this specific issuance, the Notes will not be rated by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.

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What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the ETF?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 principal amount Note to $1,000 with a participation rate of 100% and a hypothetical maximum return of 42.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Price of the ETF	Reference Asset Return	Payment at Maturity	Total Return on the Notes
31.86	100.00%	$1,420.00	42.00%
30.27	90.00%	$1,420.00	42.00%
28.67	80.00%	$1,420.00	42.00%
27.08	70.00%	$1,420.00	42.00%
25.49	60.00%	$1,420.00	42.00%
23.90	50.00%	$1,420.00	42.00%
22.30	40.00%	$1,400.00	40.00%
20.71	30.00%	$1,300.00	30.00%
19.12	20.00%	$1,200.00	20.00%
17.52	10.00%	$1,100.00	10.00%
16.73	5.00%	$1,050.00	5.00%
15.93	0.00%	$1,000.00	0.00%
15.13	-5.00%	$1,000.00	0.00%
14.34	-10.00%	$1,000.00	0.00%
13.54	-15.00%	$1,000.00	0.00%
12.74	-20.00%	$1,000.00	0.00%
11.95	-25.00%	$1,000.00	0.00%
7.97	-50.00%	$1,000.00	0.00%
3.98	-75.00%	$1,000.00	0.00%
0.00	-100.00%	$1,000.00	0.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The price of the Reference Asset increases from an initial price of $15.93 to a final price of $19.12.

Because the final price of $19.12 is greater than the initial price of $15.93 and the Reference Asset Return of 20.00% multiplied by the participation rate does not exceed the maximum return, the investor receives a payment at maturity of $1,200.00 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × 20.00% × 100%) = $1,200.00

Example 2: The price of the Reference Asset increases from an initial price of $15.93 to a final price of $30.27.

Because the final price of $30.27 is greater than the initial price of $15.93 and the Reference Asset Return of 90.00% multiplied by the participation rate exceeds the maximum return, the investor receives a payment at maturity of $1,420.00 per $1,000 principal amount Note, the maximum payment on the Notes.

Example 3: The price of the Reference Asset decreases from an initial price of $15.93 to a final price of $15.13.

Because the final price of $15.13 is less than the initial price of $15.93, the investor will receive a payment at maturity of $1000 per $1000 principal amount Note.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds” with respect to the reference asset; and

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•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Equity Exchange-Traded Fund—Share Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds”.

•

Appreciation Potential—The Notes provide the opportunity to enhance returns by entitling you to the positive Reference Asset Return, up to the maximum return on the Notes. Actual maximum return will be set on the initial valuation date and will not be less than 42%. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the ETF. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this free writing prospectus is materially correct. The Notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes and the tax consequences to secondary purchasers of the Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” includes any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons (such as your Notes), (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

For taxable years beginning after December 31, 2012, a U.S. person that is an individual, estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). Your net investment income will generally include any interest that you include in income from the Notes in respect of either (i) current accruals based on the comparable yield or (ii) gain recognized upon the sale or maturity of your Notes, unless such interest is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

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Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the ETF. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds;

In addition to the risks described above, you should consider the following:

•	The Notes Might Not Pay More Than the Principal Amount—If the Reference Asset performance is not positive, you will not receive a payment at maturity of more than the principal amount of your Notes.

•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the final price is greater than the initial price, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed the maximum return multiplied by the principal amount. The actual maximum return on the Notes will be set on the initial valuation date and will not be less than 42.00%.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the ETF would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Certain Features of Exchange-Traded Funds Will Impact the Value of the Notes—The performance of the ETF does not fully replicate the performance of the Financial Select Sector Index (the “Underlying Index”), and the ETF may hold securities not included in the Underlying Index. The value of the ETF to which your Notes is linked is subject to:

•

Management risk. This is the risk that BlackRock Fund Advisors (“BFA”) (prior to December 1, 2009, Blackrock Fund Advisors was known as Barclays Global Fund Advisors) investment strategy for the ETF, the implementation of which is subject to a number of constraints, may not produce the intended results.

•

Derivatives risk. The ETF may invest in stock index futures contracts and other derivatives. A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as a security or an index. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the ETF’s losses, and, as a consequence, the losses of your Notes, may be greater than if the ETF invested only in conventional securities.

•

The ETF May Underperform the Underlying Index—The performance of the Financial Select Sector SPDR Fund may not replicate the performance of, and may underperform, the Underlying Index. Unlike the Underlying Index, the Financial Select Sector SPDR Fund will reflect transaction costs and fees that will reduce its relative performance. Moreover, it is also possible that the Financial Select Sector SPDR Fund may not fully replicate or may, in certain

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circumstances, diverge significantly from the performance of the Underlying Index; for example, due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the Financial Select Sector SPDR Fund, differences in trading hours between the Financial Select Sector SPDR Fund and the Underlying Index or due to other circumstances. Because the return on your Notes is linked to the performance of the Financial Select Sector SPDR Fund and not the Underlying Index, the return on your securities may be less than that of an alternative investment linked directly to the Underlying Index.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the ETF on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the ETF, the Underlying Index and securities comprising the Underlying Index;

•	the time to maturity of the Notes;

•	the dividend rate underlying the ETF

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	the exchange rate and the volatility of the exchange rate between the U.S. dollar and currencies in which the stocks underlying the ETF are denominated; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

INFORMATION RELATING TO THE ETF

We urge you to read the following section in the accompanying prospectus supplement: “Reference Assets—Exchange-Traded Funds—Reference Asset Investment Company and Reference Asset Information”. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which is commonly referred to as the “Exchange Act”, and the Investment Company Act of 1940, as amended, which is commonly referred to as the “40 Act”, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act or the ’40 Act by the company issuing the ETF can be located by reference to the ETF SEC file number specified below.

The summary information below regarding the company issuing the ETF comes from the issuer’s SEC filings and has not been independently verified by us. We do not make any representations as to the accuracy or completeness of such information or of any filings made by the issuer of the ETF with the SEC. You are urged to refer to the SEC filings made by the issuer and to other publicly available information (such as the issuer’s annual report) to obtain an understanding of the issuer’s business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer.

Description of the ETF

According to publicly available information, the Financial Select Sector SPDR Fund (the “Fund’) is an exchange-traded fund. The Select Sector SPDR Trust (the “Trust”) is a registered investment company that consists of nine separate investment portfolios, including the Fund.

The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Financial Select Sector Index of the S&P 500 Index. The Financial Select Sector Index includes companies from the following industries: diversified financial services; insurance; commercial banks; capital markets; real estate investment trusts; consumer finance, thrift & mortgage finance; consumer finance; and real estate management & development.

Information provided to or filed with the SEC by the Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-57791 and 811-08837, respectively.

Historical Information

The following graph sets forth the historical performance of the ETF based on the daily ETF closing prices from February 2, 2004 through April 27, 2010. The ETF closing price on April 27, 2010 was $15.93.

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We obtained the ETF closing prices below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical prices of the ETF should not be taken as an indication of future performance, and no assurance can be given as to the ETF closing price on the final valuation date. We cannot give you assurance that the performance of the ETF will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

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